August 1, 2007

Via EDGAR Correspondence

Mr. Russell Mancuso

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Andover Medical, Inc.
Registration Statement on Form SB-2 (the “Registration Statement”)
Filed on June 29, 2007
File No. 333-142387

Dear Mr. Kruczek:

In connection with the above-referenced matter and on behalf of our client Andover Medical, Inc. (the “Company”) on July     , 2007, we filed Amendment No. 2 to the Company’s Registration Statement, along with a copy marked to show changes from Amendment No. 1 to the Registration Statement, which we filed on June 29, 2007.  This letter is in response to your letter to Mr. Edwin A. Reilly, dated July 13, 2007.  We will address your comments in the order in which they appear in your letter.

Fee Table

1.               This comment has been complied with.  The dividend provisions relating to the Series A Convertible Preferred Stock have been provided in various parts of the prospectus including the Fee Table - footnote 3, and under the headings: “Selling Stockholders — Additional Disclosures - Payments Made in Connection with the Financing,” and “Description of Securities – Dividends.”

2.               This comment has been complied with.  Footnote 3 to the Fee Table has been revised to clarify that any fractional shares of common stock to be received by any of the selling stockholders as a result of payment of dividends will be rounded up to the nearest whole number.  By way of example, if a selling stockholder becomes entitled to a dividend payment of 1,000.20 shares of common stock (calculated by multiplying  the number of shares of common stock underlying the Series A Preferred Stock held by such stockholder by 12%, or two years of interest), such stockholder would receive 1,001 shares from the Company.

3.               This comment has been complied with.  Footnote 1 of the Fee Table has been revised to reflect the average of the bid and asked price as of April 23, 2007, which is a date within five business days prior to the date of the initial filing of the Registration Statement.  Footnote 4 reflects a price within four days of the filing of Amendment No. 1.

Summary Financial Information, Page 5

4.               This comment has been complied with.  For the period ended March 31, 2007, the Company had 99,999,000 shares of common stock authorized and 24,556,000 shares outstanding. Effective June 29, 2007, the Company amended its Certificate of Incorporation to increase its authorized capital to 301,000,000 shares, consisting of 300,000,000 shares of common stock and 1,000,000 shares of preferred stock.  The Company has filed a Form 8-K for June 29, 2007, with the Securities and Exchange Commission (the “SEC”) to report such change.

Principal Stockholders, Page 44

5.               This comment has been complied with.  The Principal Stockholders table has been revised to include the total number of shares of common stock and percentage of outstanding shares beneficially owned by Hjortur Eiriksson.

Selling Stockholders, Page 47

6.               This comment has been complied with.  The Selling Stockholders table has been revised to include the number of shares of common stock underlying dividends in addition to preferred stock and warrants.  As discussed above, Footnote 3 of the Fee Table explains that the amount of dividends paid in shares of common stock to each of the selling stockholders listed in the Selling Stockholder table is calculated by multiplying the number of shares of common stock underlying the Series A Preferred Stock held by such selling stockholder by 12% equal to interest payments for the first two years. Any amounts of fractional shares of common stock to be received by the selling stockholders as a result of that calculation have been rounded up to the nearest whole number.  Note, however, that the exact number of dividend shares cannot be determined until the date the dividend is declared.

7.               This comment has been complied with.  The Company inadvertently made a reference in footnote 1 of the Selling Stockholders table to Class “C” warrants, when it meant to refer to Class “B” warrants.  In response, footnote 1 has been revised to refer to Class B Warrants, not Class C warrants.

8.               This comment has been complied with.  James Muir Drummond, Hjortur Eiriksson and all other entities over which Mr. Eiriksson currently exercises voting and/or dispositive power with respect the shares of the Company’s common stock have been removed from the Selling Stockholders table, the remainder of the prospectus and their shares have been deleted from the calculation of the registration fee.

Dollar Value of Underlying Securities … Page 49

9.               This comment has been complied with. All disclosures of the number of shares of common stock to be registered for resale as set forth in the Fee Table, under the heading “Selling Stockholders — Additional Disclosures,” and elsewhere in the prospectus, have been revised to reflect the fact that an aggregate of 27,500,183 shares of common stock are being registered for resale, which includes 1,057,750 shares of common stock underlying the payment of dividends to the selling stockholders.

Payments Made In Connection with the Financing, page 49

10.         This comment has been complied. The disclosure under the heading “Additional Disclosures — Payments Made in Connection with the Financing” has been expanded to reflect (i) the payment of liquidated damages to the selling stockholders in the event of a delay in the effectiveness of the Registration Statement and (ii) the dollar value of dividend payments in the form of common stock that the Company may be required to make.

11.         This comment has been complied with. The Company has revised its disclosure to indicate that each unit offered to the selling stockholders in its private placement was sold for $50,000 only. All references to an additional payment by the selling stockholders of $50,000 in accrued interest have been removed from the prospectus.

Profits on Conversion … Page 51

12.         This comment has been complied with.  The specific terms of the anti-dilution provisions that apply to the securities underlying the units have been disclosed in footnote 1 of the table entitled “Profits on Conversion of Preferred Stock and Exercise of Warrants,” which appears in the prospectus under the heading “Additional Disclosures.”

Comparison of Company Proceeds …, Page 53

13.         This comment has been complied with.  The Company has revised its disclosure to include the aggregate amount of proceeds and anticipated net proceeds it will receive upon exercise of all warrants issued to the selling stockholders.

Total of Possible Payments …, Page 53

14.         This comment has been complied with.  The disclosure under the heading “Additional Disclosures — Total of Possible Payments” has been revised in light of the Company’s responses to the SEC’s comments addressed in responses 10 through 13 above.

Warrants, page 56

15.         This comment has been complied with.  The disclosure under the heading “Description of Securities — Warrants” has been revised to clarify that the Class A and Class B Warrants are identical in all respects except that in the event of any adjustment to the conversion price of the Series A Preferred Stock as a result of a subsequent dilutive common stock issuance as described under the heading “Additional Disclosures - Profits on Conversion of Preferred Stock and Exercise of Warrants,” the Class A Warrants and Class B Warrants shall be adjusted to 128% and 171%, respectively, of the price paid for the shares of common stock (or equivalent thereof) in such subsequent issuance.

Unaudited Financial Statements as of March 31, 2007

General

16.         Revise to provide a statement of shareholders’ equity for the interim period or provide disclosure of the significant changes in shareholders equity in your footnotes.

NOTE 4    STOCKHOLDERS’ EQUITY

Share-Based Compensation.

In accordance with newly adopted SFAS No. 123R, for the period ended March 31, 2007, $679,652 of share-based compensation expense was recorded as an increase to additional paid-in capital for share-based payment awards made to the Company’s employees and directors, based on the estimated fair values of stock options vesting during the period.

Preferred Stock and Warrants

The Company’s Certificate of Incorporation authorizes the issuance of 1 million shares of $.001 par value preferred stock. The Company’s board of directors (the “Board of Directors”) has the power to designate the rights and preferences of the preferred stock and issue the preferred stock in one or more series. Effective March 29, 2007, the Company closed the final portion of its private financing resulting in the issuance of 2,425 shares of 6% Series A Convertible Preferred Stock at $1,000 face value. The net proceeds to the Company from the final closing totaling $2,133,849 was recorded as an increase to additional paid-in capital. Each share of Preferred Stock is convertible into 2,857 shares of Common Stock.  The financing consisted of units, each consisting of 50 shares of Preferred Stock convertible into an aggregate of 142,850 shares of Common Stock and Series A Warrants and Series B Warrants, each to purchase an aggregate of 142,850 shares of Common Stock.  The Series A and B warrants entitle the holder to purchase shares of the Company’s common stock at $0.35 per share for five years from the effective date of the registration statement concerning the underlying common stock.  The warrants may be exercised for registered or unregistered shares of common stock for cash or under cashless exercise arrangements at the option of the holder.

Under the Offering, the Preferred Stock is subject to forced conversion if the Common Stock trades above $1.75 (500% of the initial conversion price) per share for 30 consecutive trading days prior to the date of notice of conversion and there is an effective registration statement.  In accordance with EITF 00-27, a portion of the proceeds were allocated to each class of warrants based on their relative fair value, which totaled $1,909,934 using the Black Scholes option pricing model. Further, the Company attributed a beneficial conversion feature of $512,566 to the Series A preferred shares based upon the difference between the conversion price of those shares and the closing price of the Company’s common shares on the date of issuance. Both the fair value of the warrants (Series A and B) and the beneficial conversion feature were recorded as a dividends totaling $2,237,825.  These dividends were recorded as a reduction of retained earnings and an increase to additional paid-in capital. The assumptions used in the Black Scholes model are as follows: (a) dividend yield of 0%; (b) expected volatility of 136.9%; (c) weighted average risk-free interest rate of 4.92%, and (d) expected life of 4.75 years as the conversion feature and warrants are immediately exercisable.

17.       Revise to clearly disclose on the face of the statements of operations and cash flows the periods covered by these financial statements.

See changes to the face of the financial statements on pages F-3 and F-4

Note 4 – Stockholders’ Equity, page F-7

18.       We note your response to our previous comments 32 and 36.  Please update your financial statements to include details of the warrants and other terms included in your response.  In addition, disclose the conversion price, clarify how you determined the amount of the beneficial conversion feature and indicate where this is recorded in the financial statements.  Tell us the journal entries related to the warrants and the beneficial conversion feature.

See additional disclosures (included above) provided in Note 4 on page F-7.

The journal entries are outlined below:

Journal Entry	2.02.07 Transaction 20 units	1,000,000.00
	DR	CR

Cash	1,000,000.00
Preferred stock discount - BCF	207,108.80
Preferred stock discount - Detachable Warrants	792,891.20
Preferred stock @ Par		1.00
APIC - Preferred stock		999,999.00
APIC - A Warrants		396,445.60
APIC - B Warrants		396,445.60
APIC - BCF		207,108.80
	2,000,000.00	2,000,000.00

Record issuance of 1 unit on 2/02/2007	Record issuance of 20 units on 2/02/2007

Retained earnings	1,000,000.00
Preferred stock discount - BCF		207,108.80
Preferred stock discount - Detachable Warrants		792,891.20
	1,000,000.00	1,000,000.00

Amortize preferred discount on date of issuance because it is immediately convertible into common

Journal Entry	03.29.07 Transaction 28.45 units	1,422,500.00
	DR	CR

Cash	1,422,500.00
Preferred stock discount - BCF	305,456.78
Preferred stock discount - Detachable Warrants	1,117,043.22		1,909,934.42
Preferred stock @ Par		1.42
APIC - Preferred stock		1,422,498.58
APIC - A Warrants		558,521.61	954,967.21
APIC - B Warrants		558,521.61
APIC - BCF		305,456.78	512,565.58
	2,845,000.00	2,845,000.00

Record issuance of 1 unit on 2/02/2007	Record issuance of 28.45 units on 3/29/2007
Retained earnings	1,422,500.00
Preferred stock discount - BCF		305,456.78
Preferred stock discount - Detachable Warrants		1,117,043.22
	1,422,500.00	1,422,500.00

Amortize preferred discount on date of issuance because it is immediately convertible into common

Note 6 – Business Uncertainty, page F-9

19.       We note your response to our previous comment 31. Revise to quantify your expected funding needs.

Note 6 is revised to reflect the following:

NOTE 6   BUSINESS UNCERTAINTY

The Company has generated no revenues, has incurred a net loss of $1,749,447 and negative cash flows from operating activities of $657,463 since inception and has only recently consummated acquisitions of operating businesses (see Note 5 of the Notes to Condensed Consolidated Financial Statements). In addition to existing cash and available credit from our facility with TD Banknorth, we need additional capital to execute our business strategy and cover ongoing operating expenses.  We estimate that we may require up to $125,000 per month through the end of 2007.  These factors raise substantial doubt about our ability to execute our business plan. The Company’s future liquidity and cash requirements will depend on a wide range of factors, including the performance of recently acquired operating businesses and the continued acquisition of operating businesses. In particular, the Company expects to raise capital or seek additional financing. While there can be no assurance that such raising of capital or seeking of additional financing would be available in amounts and on terms acceptable to the Company, management believes that such financing would likely be available on acceptable terms.

Audited Financial Statements as of December 31, 2006

General

20.         We note your response to our previous comments 21 and 37.  As previously requested, provide the financial statements and pro forma information required by Item 310(c) and (d) of Regulation S-B for the pending and consummated acquisitions discussed on pages 24 through 26.

We are providing pro forma financial information for OMI and RSI.  The March 31 pro formas and notes are included on F-9.  The December 31 pro formas and notes are included after F-26

The closing has not progressed far enough in its discussions with pending acquisitions of Advanced Technology of Kentucky, Inc. and SRS Medical Systems Inc. to deem these transitions probable to require pro forma financial information.  Page 24 has been revised to reflect the non-binding notice of the letters of intent.

Note 1.  Organization, page F-15

21.         Disclose the reason that you accounted for this merger as a reverse acquisition.  In addition, tell us where you have provided the disclosures required by paragraphs 51 and 52 of SFAS 141.

Note 1 is updated as follows:

1.   ORGANIZATION

Andover Medical, Inc. (the “registrant”, “Company,” “we”, “us”, “our”, or “AMI”), formerly known as Snow & Sail Sports, Inc. is a Delaware corporation formed on September 9, 2005. AMI’s wholly owned subsidiary, Andover Management Services, Inc. (“AMSI”) is a Delaware corporation formed on July 13, 2006. On August 31, 2006, the registrant entered into a reorganization agreement (the “Reorganization Agreement”) pursuant to which the registrant spun off its existing business, replaced its management and changed its corporate name and business (the “Transaction”). The following steps were taken in connection with the Transaction:

•    the registrant effected a 28.5-for-1 forward stock split whereby 460,000 pre-forward split registered shares held by approximately 42 non-affiliates (the “Non-Affiliates”) of the registrant were converted into 13,110,000 post-forward split registered shares (the “Post-Forward Split Registered Shares”);

•    all of the registrant’s issued and outstanding shares of registered and restricted common stock (other than the Post-Forward Split Registered Shares) were cancelled;

•    in exchange for $10 and other valuable consideration, pursuant to the Reorganization Agreement the registrant issued an aggregate of 10,000,000 restricted shares of its common stock in connection with the Transaction to certain affiliates and individuals.  As part of the Reorganization Agreement, all of the rights, title and interest in the new business of Andover Medical, Inc., including, but not limited to, letters of intent for acquisitions, an office lease, office furniture and cash were transferred to the registrant.

•    as a result of the investment and transaction, third party investors attained 71% ownership.  AMSI shareholders, through their affiliates, retained approximately 29% in the combined entity.  Snow & Sail shareholders received cash and the net assets of ski touring business.  Their equity interests in Snow & Sail were cancelled,

   Paul F. Tetreault and John P. Greeley, representing all of the former officers and directors of the registrant prior to the Transaction, resigned and were replaced by Edwin A. Reilly and Robert G. Coffill, Jr.; Mr. Reilly was appointed the President, Chief Operating Officer, acting Chief Financial Officer, and Secretary of the registrant, and Mr. Coffill was elected to serve as its sole director;

•    the registrant’s former business (including all of its assets and liabilities), which involved providing one-day ski trips within the New England area was spun off prior to the Transaction; the registrant is now engaged in the business of providing orthopedic, podiatric and urological supplies and services to physicians and other healthcare providers;

•    the registrant changed its name from Snow & Sail Sports, Inc. to Andover Medical, Inc.

The Transaction is accounted for as a reverse merger.

Disclosures in Financial Statements

Paragraph 51 of SFAS 141. The notes to the financial statements of a combined entity shall disclose the following information in the period in which a material business combination is completed:

a.  The name and a brief description of the acquired entity and the percentage of voting equity interests acquired.   See Note 1, page F-15

b.  The primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill.  See Note 1, page F-15, although new goodwill is not applicable under reverse merger treatment

c.  The period for which the results of operations of the acquired entity are included in the income statement of the combined entity.  Not Applicable under reverse merger treatment

d.  The cost of the acquired entity and, if applicable, the number of shares of equity interests (such as common shares, preferred shares, or partnership interests) issued or issuable, the value assigned to those interests, and the basis for determining that value. See Note 1, page F-15

e.  A condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity at the acquisition date. Not Applicable under reverse merger treatment

f.  Contingent payments, options, or commitments specified in the acquisition agreement and the accounting treatment that will be followed should any such contingency occur. None

g.  The amount of purchased research and development assets acquired and written off in the period (refer to paragraph 42) and the line item in the income statement in which the amounts written off are aggregated. None

h.  For any purchase price allocation that has not been finalized, that fact and the reasons therefor. In subsequent periods, the nature and amount of any material adjustments made to the initial allocation of the purchase price shall be disclosed. Not Applicable under reverse merger treatment

Paragraph 52 of SFAS 141. The notes to the financial statements also shall disclose the following information in the period in which a material business combination is completed if the amounts assigned to goodwill or to other intangible assets acquired are significant in relation to the total cost of the acquired entity:

a.  For intangible assets subject to amortization: Not Applicable under reverse merger treatment

(1)  The total amount assigned and the amount assigned to any major intangible asset class

(2)  The amount of any significant residual value, in total and by major intangible asset class

(3)  The weighted-average amortization period, in total and by major intangible asset class

b.  For intangible assets not subject to amortization, the total amount assigned and the amount assigned to any major intangible asset class

c.  For goodwill:

(1)  The total amount of goodwill and the amount that is expected to be deductible for tax purposes

(2)  The amount of goodwill by reportable segment (if the combined entity is required to disclose segment information in accordance with FASB Statement No. 131, Disclosures about Segments of an Enterprise and Related Information), unless not practicable.

Note 4.  Promissory Notes, page F-19

22.  You state that $513,000 of the $673,000 of the bridge loan was converted to Series A Convertible Preferred stock in December 2006.  Please disclose the conversion rate and indicate how you determined the intrinsic value.  In addition, tell us how you accounted for the related discount on the notes converted and where this is recorded in the financial statements.  Please tell us the difference between the $145,802 discount recorded on the notes and the balance of $132,822 at the end of the year.  Please expand your discussion in MD&A as well to better describe the effects on the income statement relating to the discount on your notes.

1.              How did you determine intrinsic value?  Intrinsic value = FV of Preferred less Conversion value

 a.            $802 of Preferred less $1,000  =  (-198) No intrinsic value

 b.           However, there is a beneficial conversion into common stock (FV = 2857 *1.15 = 3285.55) less conversion value (1000) = BCF of 2,285.55 but limited to proceeds of $1,000.

2.              How did the Company account for discount on the Converted Notes?  The discount reduced the principal balance of the liability of the balance sheet.  The unamortized portion of the discount was recorded as interest expense from issue date to the stated redemption date.

3.              Difference in discount balance at end of year reflects amortized debt discount assigned over the period from the issuance date to the stated redemption date.

See below the additional disclosures provided in Note 4 on page F-20.

4.   PROMISSORY NOTES

During the period ended December 31, 2006, the Company completed a $673,000 bridge loan from 15 investors. This obligation was issued in connection with a bridge financing by the Company of a maximum of $800,000 of 10% Subordinated Bridge Offering Promissory Notes. Each Bridge Note investor received two shares of the Company’s Common Stock, or an aggregate of 1,346,000 shares for loans totaling $673,000. In addition, the notes are convertible into preferred shares at $1,000 per share.  The proceeds were bifurcated between the notes and the shares issued in conjunction with this financing based on the relative fair value of the components.  Of the amount financed, $352,863 was allocated to the shares and $320,137 was allocated to the debt.  The debt was discounted an additional $145,802 related to a beneficial conversion feature. On December 22, 2006 investors holding $513,000 in principal loan value converted their Bridge Notes and accrued interest into 523 shares of the Company’s 6% Series A Convertible Preferred Stock. The conversion rate was one share of Preferred Stock for $1,000 principal in Bridge Notes.  As of December 31, 2006, the Company had outstanding Bridge Notes payable to six investors, in amount of $160,000, bearing interest at 10% per annum. This obligation is recorded as notes payable net of a $132,822 discount associated with the shares common stock issued coincident with the note. The discount was determined pursuant to the guidance under EITF 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios.   EITF 98-5 requires the value attributed to a beneficial conversion feature be recognized and measured at the commitment date, by allocating a portion of the proceeds equal to the intrinsic value of the conversion feature to additional paid-in capital.  This allocation results in a discount on the convertible instrument.  The amount of the discount cannot exceed the principal on the note.  A discount assigned to the convertible debt is recorded as interest expense over the period from the issuance date to the stated redemption date.

MD&A discussion expansion, page 20:

For the period ended December 31, 2006

Interest expense. Interest expense totaled $115,395 through December 31, 2006, and was related primarily to the amortization of the note discount on the Bridge Notes Issued in the Bridge Offering.

For the period ended March 31, 2007

Interest expense. Interest expense totaled $47,448 through March 31, 2007, and was related primarily to the amortization of the note discount on the bridge offering Promissory Notes in the aggregate amount of $673,000 completed on October 27, 2006.

Note 5.  Stockholders Equity, page F-20

23.  We note your response to our previous comment 31. Please revise your disclosure to state that you relied on the valuation of an independent third party when determining fair value of your ordinary shares.  While management may elect to take full responsibility for valuing the equity instruments, if you choose to continue to refer to the expert in any capacity, please revise the filing to name the independent valuation expert and include its consent as an exhibit.  Refer to Rule 436 and Item 601(b)(23) of Regulation S-B.

In August 2006, the Company valued its stock based upon private transactions coincident with the merger.  A third party provided the Company with details regarding pricing of these private transactions.  See revised disclosure in Note 5 below.

5.  STOCKHOLDERS’ EQUITY

Issuances and Cancellation of Common Stock in Connection with Reorganization

In August 2006, the Company entered into a reorganization agreement wherein certain existing shares were split, 10 million shares of its common stock were issued and certain registered restricted shares were cancelled. For further details of this reorganization, see Note 1 (B) of the Notes to Condensed Consolidated Financial Statements. The Company issued 100,000 shares of common stock in exchange for consulting services. This transaction was valued at $0.0656 per share based upon an independently determined share price at that time reflecting price used in private sales coincident with the issuance of these shares.

Share-Based Compensation.

In accordance with newly adopted SFAS No. 123R, for the period ended December 31, 2006, $220,680 of share-based compensation expense was recorded as an increase to additional paid- in capital for share-based payment awards made to the Company’s employees and directors, based on the estimated fair values of stock options vesting during the period.

Preferred Stock

The Company’s Certificate of Incorporation authorizes the issuance of 1 million shares of $.001 par value preferred stock. The Company’s board of directors (the “Board of Directors”) has the power to designate the rights and preferences of the preferred stock and issue the preferred stock in one or more series. As noted previously, on December 22, 2006, the Company closed a portion of its private financing resulting in the issuance of 2,680 shares of 6% Series A Convertible Preferred Stock at $1,000 face value for net proceeds (after offering costs) of $2,162,265, less a subscription receivable of $12,500. Also as part of the bridge loan offering discussed in Note 4, investors holding $513,000 in principal loan value converted their notes, and accrued interest, into 523 shares of 6% Series A Convertible Preferred Stock. Each share of Preferred Stock is convertible into 2,857 shares of Common Stock. In accordance with EITF 00-27, a portion of the proceeds were allocated to each class of warrants based on their relative fair value, which totaled $2,832,974 using the Black Scholes option pricing model. Further, the Company attributed a beneficial conversion feature of $694,328 to the Series A preferred shares and 226,886 for the converted Bridge Notes based upon the difference between the conversion price of those shares and the closing price of the Company’s common shares on the date of issuance. Both the fair value of the warrants (Series A and B) and the beneficial conversion features were recorded as a dividends totaling $2,389,148.  These dividends were recorded as a reduction of retained earnings and an increase to additional paid in capital. Under the Offering, the Preferred Stock is subject to forced conversion if the Common Stock trades above $1.75 per share for 30 consecutive trading days prior to the date of notice of conversion and there is an effective registration statement.

24.  Please revise to disclose your accounting treatment for the preferred stock issuance and indicate the conversion price and the amount of any beneficial conversion feature.

See additional disclosures (included above) provided in Note 5 on page F-20.

Note 6.  Stock Option Plan, page F-22

25.  Disclose your accounting treatment for the incentive stock options issued in August 2006 and indicate the amount of compensation recorded and how this amount was determined.

The following adjustments to disclosures Note 6, page F-22 are outlined below:

Following the provisions of SFAS No. 123(r), we have adopted the modified prospective method of accounting and reporting for share-based payments and we recognize the related cost of an option over the requisite service.  We have estimated the fair value of options using the Black-Scholes option valuation model.  The use of this valuation model requires the use of accounting judgment and financial estimates, including estimates of the expected term employees will retain their vested options before exercising them,, the estimated volatility of our stock price, and the number of options that will be forfeited prior to the completion of their vesting requirements.  Application of alternative assumptions could produce significantly different estimates of the fair value of stock-based compensation and consequently, the related amounts recognized in our statement of operations.  Assumptions used for the valuation mode are set forth below:

12/31/2006
Expected life (years)	1.0-10.0
Expected stock price volatility	243.48-541.01%
Expected dividend yield	0.0%
Risk-free interest rate	4.94-5.08%

The risk-free interest rate is based upon the U.S. Treasury yield curve at the time of grant for the respective expected life of the option. The expected life (estimated period of time outstanding) of options was estimated based on the “simplified” method under the provisions of SAB 107. The expected volatility of the Company’s options was calculated using historical data. Expected dividend yield was not considered in the option pricing formula since the Company does not pay dividends and has no current plans to do so in the future. If actual periods of time outstanding and rate of forfeitures differs from the expected rates, the Company may be required to make additional adjustments to compensation expense in future periods.

On August 31, 2006, the Company granted a total of 2,500,000 Stock Options valued at $162,956, including 1,250,000 options to each of Edwin A. Reilly, its sole officer and Robert G. Coffill, then its Sole Director. The options expire 10 years from the date of issuance and have an exercise price of $.06 per share. One-twelfth of the options shall vest and be exercisable on the last day of each month over a 12-month period starting with September 30, 2006, subject to acceleration in the event of a Material Transaction (as defined in the 2006 Plan).

Note 8.  Subsequent Events, page F-24

26.  Please disclose the accounting for the issuance of the Series A Convertible Preferred Stock Issued in February 2007, including the amount of any beneficial conversion feature, how this was determined and where this is recorded in the financial statements.

The following adjustments to disclosures Note 8, page F-24 are outlined below:

8.   SUBSEQUENT EVENTS

On February 2, 2007, the Company closed an additional portion of its private financing of 20 Units of the Company’s securities, representing $1,000,000 principal amount of 6% Series A Convertible Preferred Stock at $50,000 face value per Unit each Unit convertible at $.35 per share into 142,850 shares of Common Stock and Class A Warrants exercisable for five years at $.35 per share (as adjusted) to purchase 142,850 shares of Common Stock, plus Class B Warrants exercisable for five years at $.35 per share  (as adjusted) to purchase 142,850 shares of Common Stock. The Preferred Stock is subject to forced conversion if the Common Stock trades above certain target levels. In accordance with EITF 00-27, a portion of the proceeds were allocated to each class of warrants based on their relative fair value, which totaled $1,914,190 using the Black Scholes option pricing model. Further, the Company attributed a beneficial conversion feature of $207,108 to the Series A preferred shares based upon the difference between the conversion price of those shares and the closing price of the Company’s common shares on the date of issuance. Both the fair value of the warrants (Series A and B) and the beneficial conversion feature were recorded as a dividends totaling $1,000,000.  These dividends were recorded as a reduction of retained earnings and an increase to additional paid in capital.

On March 9, 2007, the Board of Directors of the Company accepted the resignation of Frank P. Magliochetti, Jr. as its Chairman of the Board and Chief Executive Officer, effective immediately. Mr. Magliochetti resigned for personal reasons. He intends to irrevocably transfer all of his shares beneficially owned of the Company’s capital stock to a foundation he is establishing for colorectal cancer, of which his wife is currently suffering.

Also on March 9, 2007, the Board of Directors of the Company appointed Edwin A. Reilly as CEO and elected Mr. Reilly Chairman. Mr. Reilly has been serving as President and Chief Operating Officer under a three-year employment agreement entered into on December 20, 2006.

On March 20, 2007, a wholly-owned subsidiary of the Company entered into an Agreement and Plan of Merger to acquire 100% of the outstanding capital stock of Ortho-Medical Products, Inc. (“OMI”) and merge the Buyer with and into OMI, with OMI as the surviving entity. The aggregate purchase price to be paid is $2,500,000, subject to post-closing adjustments and an escrow, consisting of $500,000 in cash and $2,000,000 in value of AMI Common Stock, based on the 10 day average prior to closing, subject to a floor and a ceiling. Existing OMI management will continue post closing in accordance with certain employment or consulting agreements to be executed at closing.

If the staff of the SEC desires any additional information, please do not hesitate to contact the undersigned at (212) 841-0707.

Very truly yours,

PHILLIPS NIZER LLP

/s/ Elliot H. Lutzker
Elliot H. Lutzker
cc: Edwin A. Reilly